Exhibit 99.2

CELLYAN BIOTECHNOLOGY CO., LTD ROOM B1, 5/F. WELL TOWN IND. BUILDING 13 KO FAI ROAD, YAU TONG, KOWLOON HONG KONG VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: T03875-[TBD] KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. CELLYAN BIOTECHNOLOGY CO., LTD The Board of Directors recommends you vote FOR the following proposals: 1. As an ordinary resolution, to approve: (i)a share consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of one (1)-for-twenty (20), whereby every twenty (20) Class A ordinary shares of a nominal or par value of US$0.001 each be consolidated into one (1) Class A ordinary share of a nominal or par value of US$0.02, and every twenty (20) Class B ordinary shares of a nominal or par value of US$0.001 each be consolidated into one (1) Class B ordinary share of a nominal or par value of US$0.02 (the “Share Consolidation”), effective on the date confirmed by The Nasdaq Stock Market LLC (“Nasdaq”) or on a date to which Nasdaq has raised no objection (the “Effective Date”); For Against Abstain (ii) as a consequence of the Share Consolidation, the authorized share capital of the Company be changed from US$1,000,000 divided into 1,000,000,000 ordinary shares of par value of US$0.001 each, comprising 940,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 60,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each, to US$1,000,000 divided into 50,000,000 ordinary shares of par value of US$0.02 each, comprising 47,000,000 Class A ordinary shares of a nominal or par value of US$0.02 each and 3,000,000 Class B ordinary shares of a nominal or par value of US$0.02 each; (iii) no fractional shares shall be issued to any shareholder in connection with the Share Consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation; (iv) any director or officer of the Company be authorized to make all necessary filings with Nasdaq in connection with the Share Consolidation; (v) the Company’s registered office provider be authorized and instructed to attend to the necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) as may be required in relation to the Share Consolidation; and (vi) the registered office provider and/or the transfer agent of the Company be authorized and instructed to update the register of members of the Company and/or the shareholder list of the Company to reflect the Share Consolidation (the “Share Consolidation Proposal”). For Against Abstain 2. As a special resolution, subject to approval by the shareholders of the Share Consolidation and conditional upon the effectiveness of the Share Consolidation: (i) to amend and restate the fourth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Appendix A (the “Fifth Amended M&A”), to reflect the Share Consolidation, effective upon the Effective Date; and (ii) to authorize the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Fifth Amended M&A and authorize the board of directors of the Company (the “Board”) to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Fifth Amended M&A Proposal”). Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. T03876-[TBD] CELLYAN BIOTECHNOLOGY CO., LTD Extraordinary General Meeting of Shareholders September 21, 2026 10:00 P.M., Hong Kong Time (September 21, 2026 10:00 A.M., Eastern Time) This proxy is solicited on behalf of the Board of Directors The shareholder(s) hereby appoint(s) [TBD] and [TBD], or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) Stock of CELLYAN BIOTECHNOLOGY CO., LTD that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 10:00 P.M., Hong Kong Time, on September 21, 2026 (10:00 A.M., Eastern Time, on September 21, 2026), at 11th Floor, Xinghe Development Center, Fuhua 3rd Road, Futian District, Shenzhen, China 518000, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side